Exhibit 99.61

NEWS RELEASE

Orla mining Files feasibiliTy study Technical Report on Camino Rojo oxide gold Project

VANCOUVER, BC – August 7, 2019 – Orla Mining Ltd. (TSX: OLA) ("Orla" or the "Company") is pleased to announce that the Company has filed a technical report, prepared in accordance with National Instrument 43-101, for its 100% owned Camino Rojo Oxide Gold Project located in Zacatecas State, Mexico. Orla previously released the results of the Feasibility Study (see News Release dated June 25, 2019) which demonstrate a robust project with low capital intensity, rapid payback, and high margins. A summary of key assumptions and results contained in the technical report is presented below. The technical report is available on SEDAR under the Company's profile at www.sedar.com and on Orla’s website at www.orlamining.com.

Feasibility Study Highlights
Throughput Rate per Day	18,000 tonnes
Total Ore to Leach Pad	44.0 M tonnes
Average Grade Au / Ag (g/t)	0.73 / 14.2
Contained Gold / Silver Ounces	1,031,000 / 20,093,000
Average Recovery Au / Ag	64% / 17%
Average Annual Gold Production	97,000 ounces
Strip Ratio (waste : ore)	0.54
Initial Capex	$123 million
Avg. LOM Operating costs (per tonne of ore processed)	$8.43
Total By-Product Cash Cost ($/oz Au)	$515
All-In Sustaining Cost (“AISC”) ($/oz Au)	$576
Pre -Tax - Net Present Value (5%)	$227 million
Pre-Tax Internal Rate of Return	38.6%
After-Tax - Net Present Value (5%)	$142 million
After-Tax Internal Rate of Return	28.7%
Payback	3.0 years

The Feasibility Study was conducted using $1,250/oz gold and $17/oz silver and is expressed in U.S. dollars.

ORLA MINING LTD. #202-595 Howe St., Vancouver BC V6C 2T5	TSX: OLA | www.orlamining.ca

Permitting

We are finalizing the reports required to submit permit application for the Manifesto de Impacto Ambiental (“MIA”) and the Change of Land Use (“ETJ”) permits. Submission of the permit documents to SEMARNAT is expect by the end of August 2019.

Qualified Persons

The independent technical report was overseen by Kappes Cassiday & Associates and authored by Carl Defilippi, RM SME, Michael G. Hester, FAusIMM, Matthew Gray, Ph.D., C.P.G (AIPG), and David Hawkins, C.P.G. (AIPG), each of whom is an Independent Qualified Person under NI 43-101.

Hans Smit, P.Geo. Chief Operating Officer of Orla, has reviewed and verified all technical and scientific information contained in this news release and is a Qualified Person within the meaning of NI 43-101.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 200,000 hectares. Estimated Mineral Reserves as of June 24, 2019 are 44.0 million tonnes at a gold grade of 0.73 grams per tonne (“g/t”) and a silver grade of 14.2 g/t, for total mineral reserves of 1.03 million ounces of gold and 20.1 million ounces of silver. (Comprised of Proven Mineral Reserves of 14,595,000 tonnes at 0.79 g/t gold and 15.1 g/t silver and Probable Mineral Reserves of 29,424,000 tonnes at 0.70 g/t gold and 13.7 g/t silver). The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company's profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is available on SEDAR.

On behalf of the Board of Directors

ORLA MINING LTD. #202-595 Howe St., Vancouver BC V6C 2T5	TSX: OLA | www.orlamining.ca 2

For further information, please contact:

Jason Simpson

President & Chief Executive Officer

Etienne Morin

Chief Financial Officer

www.orlamining.com

info@orlamining.com

Forward-looking and Cautionary Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the results of the Feasibility Study, including but not limited to the mineral resource and mineral reserve estimation, mine plan and operations, internal rate of return, sensitivities, taxes, net present value, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; the timing and costs for production decisions; financing timelines and requirements; permitting timelines and requirements; requirements for additional land; exploration and planned exploration programs, the potential for discovery of additional mineral resources; upside opportunities including pit wall angles, land agreements, the development of the sulphide mineral resource and exploration potential; timing for start of construction, receipt of permits; timing for first gold production; and the Company's objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions regarding the price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required permits and approvals will be obtained; that social or environmental issues might exist, are well understood and will be properly managed; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and mineral reserves, including changes in the economic parameters; risks relating to not securing agreements with third parties or not receiving required permits; risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company’s most recently filed management’s discussion and analysis, as well as its annual information form dated March 28, 2019, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers and the non-IFRS measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Costs per Ounce – the Company calculated cash costs per ounce by dividing the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits, by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure will be useful to external users in assessing operating performance.

All-In Sustaining Costs (“AISC”) – the Company has disclosed an AISC performance measure that reflects all of the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

ORLA MINING LTD. #202-595 Howe St., Vancouver BC V6C 2T5	TSX: OLA | www.orlamining.ca 3